December 11, 2019

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Frank Funds, File Nos. 811-21532, 333-113657

Dear Ms. Miller:

On November 6, 2019 you provided oral comments with respect to the Frank Value Fund, Leigh Baldwin Total Return Fund, and Camelot Event Drive Fund (each a “Fund” and collectively, the “Funds”) for the fiscal year ended June 30, 2019.  Each Fund is a series of Frank Funds (the “Registrant” or the “Trust”).  We have set forth below the text of each comment, followed by the Registrant’s response. All capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Funds’ annual report for the period ended June 30, 2019, which was the subject of your comments.

Camelot Event Driven Fund

Comment 1.

With respect to the Camelot Event Driven Fund, the Management’s Discussion of Fund Performance (“MDFP”) should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year (see Item 27(b)(7) of Form N-1A).

Response:    The Registrant represents that in future annual reports the MDFP will include a broader discussion of the factors that materially affected performance during the most recent fiscal year.

Comment 2.

Please revise Note 8 to the Financial Statements to clarify whether the Fund’s investments in options are exchange traded or over-the-counter.

Response:

The Registrant confirms that the Fund’s investments in options are exchange traded and represents that it will provide such disclosure in future shareholder reports.

Comment 3.

The staff noted certain investments listed on the Fund’s schedule of investments appear to be variable interest rate securities. In future filings, please update the Fund’s schedule of investments to properly footnote all variable securities.

Response:

The Registrant confirms that the Fund invests in variable interest rate securities and represents that it will provide such disclosure in future shareholder reports.

Comment 4.

Please confirm if any of the securities listed in the Fund’s Portfolio of Investments are restricted. If so, please indicate by an appropriate symbol each issue of restricted securities in accordance with Regulation S-X 12-12, footnote 8.

Response:

The Registrant confirms that the Fund holds restricted securities and represents that it will make the requested revisions in future shareholder reports.

Comment 5.

In the Notes to the Financial Statements – Security Transactions Timing, please consider updating the current disclosure to indicate that discounts and premiums are amortized on an accrual basis in accordance with Accounting Standards Codification (“ASC”) 310-20.

Response:

The Registrant represents that it will make the following revisions in future shareholder reports (added text is underlined and deleted text is struck):

Security Transactions Timing - Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recognized on the ex-dividend date.  Interest income is recognized on an accrual basis. The Funds use the identified cost basis in computing gain or loss on sale of investment securities.  Discounts and premiums on securities purchased are amortized on an accrual basis in accordance with Accounting Standards Codification 310-20 ~~over the life of the respective securities~~. Withholding taxes on foreign dividends are provided for in accordance with the Funds’ understanding of the applicable country’s tax rules and rates.

Comment 6.

Please add a footnote to the Fund’s financial highlights stating that sales loads are not reflected in the Fund’s total return in accordance with Instruction 3(b) of Item 13 of Form N-1A.

Response:

The Registrant represents that it will provide such disclosure in future shareholder reports.

Comment 7.

Please explain in correspondence how the Fund’s investments in structured notes meet the definition of derivatives per ASC 815-10-15-83.

Response:

The Registrant represents that it will revise the discussion of structured notes in future shareholder reports to remove any reference to a structured note as a derivative instrument and make the following revision in future shareholder reports (added text is underlined):

Derivative Transactions - The Funds may invest in put and call options.  When a Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current fair value of the option written.  Premiums received from writing options that expire unexercised are treated by the Funds on the expiration date as realized gains.  The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss.  If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining if the Fund has a realized gain or loss.  If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund.  The Fund(s) as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

~~The Camelot Fund may invest in structured notes.  A structured note is a type of derivative security for which the amount of principal repayments and/or interest payments is based upon the movement of one or more “factors.”  The impact of the movements of these factors may increase or decrease through the use of multipliers or deflators.  Structured notes may be designed to have particular quality and maturity characteristics and may vary from money market quality to below investment grade.~~

The Camelot Fund may also invest in warrants.  Warrants provide the Camelot Fund with exposure and potential gains upon equity appreciation of the underlying company’s share price. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an in-the-money warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, the Camelot Fund could potentially lose its entire investment in a warrant.  See Note 8 for additional information on derivative transactions in the Funds.

Structured Notes - The Camelot Fund may invest in structured notes.  A structured note is a type of ~~derivative~~ security for which the amount of principal repayments and/or interest payments is based upon the movement of one or more “factors.”  The impact of the movements of these factors may increase or decrease through the use of multipliers or deflators.  Structured notes may be designed to have particular quality and maturity characteristics and may vary from money market quality to below investment grade.

Comment 8.

The staff noted the disclosure of a significant amount of affiliated ownership in the Fund per a review of the Fund’s financial statements. Please explain how shareholder concentration risk is addressed in the summary and statutory sections of the Fund’s prospectus.

Response:  The Registrant believes that current prospectus disclosure is sufficient. The Registrant notes that a significant amount of ownership is held in omnibus accounts, on behalf of individual shareholders. The Registrant believes it is unlikely that the positions within the omnibus accounts are concentrated.

Leigh Baldwin Total Return Fund

Comment 9.

 Please explain why the details of the administrative agreement are not included in the Notes to the Financial Statements.

Response:

The Registrant represents that it will provide such disclosure in future shareholder reports.

Comment 10.

 The staff notes that the Fund had contracted with certain service providers such as the Fund’s custodian but also pays an administrative fee for all services to be provided to the Fund. Please explain whether the Fund could be held liable for these expenses in the event of default by the Fund’s adviser. Also, if the Fund can be held liable, please explain the accounting for these services.

Response:

The Registrant, on behalf of the Fund, entered into an administration agreement (the “Agreement”) with Frank Capital Partners, LLC in June of 2018 for certain compliance and administrative services. The Agreement supersedes the previous administration agreement between the Fund’s adviser and Frank Capital Partners, LLC dated June 17, 2008. Under the Agreement, the Fund is responsible for the payment of all service provider fees. In the event the Fund is found to have a contingent liability, it would account for any liabilities in accordance with the guidance in ASC 450-20-25-1.

Comment 11.

Note 9 to the Financial Statements indicates that the Camelot Event Driven Fund is subject to various master netting arrangements whereas the Leigh Baldwin Total Return Fund lists options on its Schedule of Investments with various counterparties. Please confirm if the options held by the Leigh Baldwin Total Return Fund are exchange traded.

Response:

The Registrant confirms that options held by the Leigh Baldwin Total Return Fund are exchange traded.

Comment 12.

Please explain in correspondence why Trustees’ fees are not accrued and paid for by the Fund. Please indicate and explain if the Trustees’ fees are required to be paid for by the Fund per the Registrant’s agreement with the Fund’s adviser.

Response:

The Registrant notes that due to the size of the Fund, the Fund’s administrator voluntarily agreed to pay Trustees’ fees and expenses. The Registrant represents that it will confer with the Fund’s auditor to determine if it needs to make any revisions to the Fund’s statement of operations.

Frank Value Fund

Comment 13.

Please explain in correspondence why Trustees’ fees are not accrued and paid for by the Fund. Please indicate and explain if the Trustees’ fees are required to be paid for by the Fund per the Registrant’s agreement with the Fund’s adviser.

Response:

The Registrant notes that the Trust, on behalf of the Fund, entered into an Administrative Agreement with Frank Capital Partners, LLC, on September 11, 2010. Under the terms of the Administrative Agreement, Frank Capital Partners, LLC is responsible for the payment of all ordinary operating expenses, including non-interested Trustee fees and expenses.

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If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Brian Doyle-Wenger at (614) 469-3294.

Sincerely,

/s/

Brian Doyle-Wenger